Filed by The Dow Chemical Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company;
E. I. du Pont de Nemours and Company
Commission File No.: 001- 03433

The following is an extract of certain portions of the transcript of an interview given on CNBC on December 11 2015, which was posted to www.DowDuPontUnlockingValue.com.

David Faber

I wonder on that front some would say, all right, these businesses know they’re going to be independently traded and let’s call it three years from today or something along those lines. What incentive do they have to keep performing well over this period instead of sort of keeping things okay but waiting until they become public to really ramp it up for their management teams and the like.

Andrew Liveris

Neither he nor I will allow it.

Edward Breen

There’s another answer to that. I’ve been through this before splitting up Tyco into five different companies. It’s very easy. You say to the management team and especially the person that’s going to run it, you don’t get to be the CEO and CFO of the public company if you don’t do a good job right now. It’s a big motivator.

David Faber

You have not decided who will be CEOs at these respective companies.

Edward Breen

We’ll do that with six months notice from the time of separation. Hopefully before that even but no later than six months.

Andrew Liveris

And just want to make it clear that we’re motivated to set it up so we can answer your question on the people side. The talent. All of the people that we start. I’m not motivated to be the person on the out. This is an incredible value creating deal. If you want to call it fulfilling of a legacy, do whatever you want. We’ve been working on this for ten years at Dow. If we set it up right and put the right people in place, there’s nothing that says — I’ll speak for myself – there’s nothing that says that’s I’m the outbound person. We have to select the best person inside or outside to get these jobs done for the future not just getting the synergies. We’re motivated.

David Faber

I want to turn back to NYC. Jim Cramer who you both know well has a few questions. Take it away.

Jim Cramer

I’m trying to figure out the role of activism in this. I know Mr. Breen speaking that Ellen Kullman had studied this. Was Trian instrumental at all? Because it seems to be and when stock was at 55 you said don’t give up on DuPont, things could go right. I know from Mr. Liveris, Dan Loeb was in your company and managed to have two board members and how much of it is just people within saying big shareholders, this will be great and you listening to the big shareholders?

David Faber

Why don’t we start with the role with DuPont.

Edward Breen

Since I came in as CEO, i had a dialogue with Nelson and Ed and it’s been very constructive. I’m glad DuPont didn’t do something a year ago because this is really the best deal. We looked at every possibility and analyzed everyone financially. There’s nothing that financially compares to the value creation for DuPont shareholder anywhere near this deal that we just announced. I’m really happy we got to this point and can transact this deal. I’ve been talking to Trian and about two or three weeks ago asking them to sign an NDA and we brought them under the tent and got their advice on it. Obviously very supportive of us doing this deal and thought it was the best transaction by far that could have occurred. And one other thing I’ll say in conversations with Trian and our investors, they a lot about how is the growth going to work in these three companies? Very concerned about building these companies up, protecting the R&D and really thinking long term about the future and I really appreciated that in my conversations with them.

David Faber

Mr. Loeb has a standstill that expires very soon did that at all figure into how you went about doing it? Is it pure coincidence you announce this on Friday when it expires on Monday?

Andrew Liveris

I wish I was that good we could bring together this massive transformation of Dow and DuPont and we announced the Dow Corning deal today that in its own right if this was not a Dow DuPont announcement that deal itself would get a lot of attention. Could I put together two deals like that to arrive on the day before an expiration? I think you would have to be thinking I was a magician to do that. I’m not. These are ten-year discussions for us and ten-year discussions accelerated in the last three or four years because of the Ag side. Clearly Third Point has a view on Ag as well. I would bow to them. I met Nelson a year ago. He had great ideas about this very conversation. I’m very active with the shareholders as has been reported. We listened to all of our shareholders. I believe Third Point gets a major win out of this. They get to see the clarity of the company we’re creating. That’s what activists want. They want to understand the clarity. There was a mix-up about the Dow value thesis. We just got out of our chlorine business that we’ve been in for 118 years. This deal was always to be had. This deal was always there. Every investor including activist investors and Third Point who we settled with and their two directors, great directors, fiduciary duty, doing the right thing. This is a unanimous approval to get this deal done.

Jim Cramer

Andrew, we have talked many times how i felt that Dow Chemicals should have been a $60, $65 stock. Multiple is wrong, you’ve become the fastest growing low-cost producer. Ed Breen, I said the amount of money you created at Tyco was extraordinary. I feel you have the best Ag business. I take yours over Monsanto any day. Materials sciences, lowest cost, fastest grower. The market is making some sort of weird judgment. Andrew, your stock, people say you could have got to a higher price by yourself. Is that what the market is saying? Or does the market not understand the synergies and three companies and how much value you both created in your careers?

Andrew Liveris

Well, look, the market on the rumor really traded us both up equally. We shouldn’t judge it on a day or moment. We have a lot of work we have to do. The synergy number is powerful. The synergy number will be delivered. Both Ed and I feel it’s conservative and we feel we can get the synergy number and get it quick. That’s really important and we’ll talk to all of our investors and obviously we see the power of that number. We could never have done that on our own. Just by coming together we’ll get that synergy number.

David Faber

You hear the sound starting up at the exchange so we only have a couple minutes before the opening bell. The point of self-help, why not split Dow the way you are now in the future would have been a lot quicker and conceivably you could have gotten it done in a more expeditious fashion. Why was that not preferred?

Edward Breen

Let me answer part of that. This deal, you have to understand, is the most tax efficient way to put the pieces together properly. There’s no tax. So by us putting the business together, we did not just fix the Ag issue which creates the world leading Ag company as Jim mentioned but we create a specialty company with a nice multiple trade against it and Dow puts the right pieces from Dupont into where they belong and we had the same issue with DuPont. Confusion on how do you value these different pieces. We fix three strategy pieces at once. Then synergies on top of it and then growth plans on top of that all taxed efficiently and that’s not even to normally do.

Andrew Liveris

It’s an accelerant. By being together we can get bigger synergy numbers than being apart. Yes we did self-help, but nothing of this size.

David Faber

Finally toward this idea of who is going to run these individual units, you mentioned you’re not necessarily going to be outbound. Do you know what you would like your role to be once this closes and the 18 to 24 months has taken place? Are you done?

Andrew Liveris

The executive chairman role and CEO roll is clearly spelled out. I have direction to set up materials. Ed has direction to set up Ag and specialties from our boards. The boards will obviously decide the pace of that. We hope to get it done as fast as possible. I’ve had a tremendous opportunity to be CEO of The Dow Chemical Company. The vision to get here has been a board driven vision and I’m happy once we close this deal, execute and put the plan in place to get the deal launched, we’ll make the right succession decision and there’s no need for me to be that person.

David Faber

Jim Gallegly is a great board member. Is he a CEO candidate?

Edward Breen

I talk to Jim all the time. He loves and understands this industry. Jim is also 63 years old.

David Faber

Gentlemen, we have to leave it here. I could go on for a long time. Thank you for taking the time on this day. I’m sure you’ll get some rest at some point. Andrew Liveris, CEO of Dow Chemical and Ed Breen, DuPont. Soon to be DowDuPont.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19890
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC. Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

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